UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ibis Technology Corporation
Full Name of Registrant

Former Name if Applicable

32 Cherry Hill Drive
Address of Principal Executive Office (Street and Number)

Danvers, Massachusetts 01923
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On March 31, 2008, Ibis Technology Corporation (“Ibis”) requested a 15 day extension to file its Annual Report on Form  10-K, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, to allow KPMG LLP (“KPMG”), its independent registered public accounting firm, additional time to review the Company’s financial statements for the year ended December 31, 2007 in order to afford sufficient time to conduct an impairment analysis with respect to the Company’s assets. The Company was unable to file by the extension deadline; however, the Company is cooperating fully to ensure that the review of the Company's financial statements by KPMG is completed as quickly as possible and the Form 10-K will be filed shortly thereafter.  As a result of the delay in filing its Form 10-K,  Ibis will not be able to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.  Ibis intends to file the Form 10-Q as soon as reasonably practicable after the filing of the Form 10-K, but does not anticipate that it will be in a position to file the Form 10-Q by the fifth calendar date following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William J. Schmidt	978	777-4247
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ibis anticipates that it will record an impairment loss on certain long-lived assets, as well as certain of its patents, of $1.6 million and record a charge to increase the reserve for obsolescence of inventory of $1.8 million for the fourth quarter of 2007.  In addition, Ibis expects that, in the audit report on its financial statements as of and for the year ended December 31, 2007, KPMG will express substantial doubt about Ibis’ ability to continue as a going concern.

This form contains forward-looking statements (statements that are not historical facts). These statements, such as Ibis’ statements regarding the anticipated asset impairment charge, KPMG’s going concern opinion and the expected date of filing of its Form 10-K and Form 10-Q, are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include the time required to complete the impairment analysis, the results of such analysis, and the time required for KPMG to complete its review of Ibis’ financial statements.

IBIS TECHNOLOGY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	IBIS TECHNOLOGY CORPORATION

	By:	/s/ William J Schmidt

William J. Schmidt
Chief Financial Officer
(Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).